Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

August 29, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tony Burak

Re:	Variant Alternative Income Fund, File Nos.: 333-224275; 811-23336

Dear Mr. Burak:

The following responds to the comments you provided on August 28, 2018 in connection with your review of the audited financial statements of Variant Alternative Income Fund LP (the “Predecessor Fund”) for the period from October 1, 2017 (commencement of operations) to December 31, 2017, that will be filed in Pre-Effective Amendment No. 2 to Variant Alternative Income Fund’s (the “Registrant”) registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).1 The Registrant undertakes to file the final Statement of Additional Information containing the audited financial statements of the Predecessor Fund revised to reflect the requested changes pursuant to Rule 479(c) of the Securities Act of 1933, as amended, after the effective date of the Registration Statement.

1.	Comment: In the Condensed Schedule of Investments, for all holdings, please show the par value, number of shares, or number of contracts for fixed-income, equity, or options holdings, respectively, held by the Predecessor Fund at December 31, 2017, in accordance with Reg. S-X Rule 12-12.

Response: The Predecessor Fund will revise the Condensed Schedule of Investments as requested.

2.	Comment In the Condensed Schedule of Investments, each holding of the Predecessor Fund at December 31, 2017, should be listed separately on the schedule in accordance with Reg. S-X Rule 12-12, Footnote 1. Currently, certain holdings appear to be aggregated on the schedule.

Response: The Predecessor Fund will revise the Condensed Schedule of Investments as requested.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

3.	Comment: If applicable, please identify with a footnote to the Condensed Schedule of Investments, any holding that is non-income producing in nature in accordance with Reg. S-X Rule 12-12, Footnote 7.

Response: The Predecessor Fund will revise the Condensed Schedule of Investments as requested.

4.	Comment: For any restricted holding, please identify the holding with a footnote to the Condensed Schedule of Investments and include the disclosure required under Reg. S-X Rule 12-12, Footnote 8.

Response: The Predecessor Fund will revise the Condensed Schedule of Investments as requested.

5.	Comment: For any purchased options contracts held by the Predecessor Fund, please include in the Condensed Schedule of Investments the additional disclosures required under Reg. S-X Rule 12-12, Footnote 3.

Response: The Predecessor Fund will revise the Condensed Schedule of Investments as requested.

The preceding comments and related responses have been provided by and discussed with management of the Predecessor Fund and the Registrant.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699 or in my absence to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara

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